Exhibit 99.1

Ecopetrol announces its investment plan for 2017

•	During 2017 Ecopetrol will invest approximately USD 3,500 million.

•	Nearly USD 2,850 million will be allocated to exploration and production. The planned investment in this segment doubles the amount budgeted for 2016, in line with the 2020 Business Plan.

•	Investment in exploration will be increased from USD 282 million in 2016 to USD 650 million in 2017.

•	The Ecopetrol Group will continue to produce an average of about 715 thousand barrels of oil equivalent per day during 2017. This production level lays the foundation for Ecopetrol’s expected increase in production by 2020 of between 760 and 830 thousand barrels of oil equivalent per day, depending on international crude oil prices.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) reports that its Board of Directors has approved an investment plan for approximately USD 3,500 million for 2017.

This plan addresses the goals set forth in the 2020 Business Plan, allocating more than 80% of investments to profitable exploration and production projects.

Exploration and production projects will largely focus on developing key production assets and identifying Colombian onshore and offshore resources, maintaining our position in foreign assets.

More than 95% of investments will be made in Colombia, with the remainder made abroad.

The investments of the Ecopetrol Group are broken down by segment below:

USD millions	Investments 2016* (E)	Investments 2017* (P)
Production	1,116	2,200
Exploration	282	650
Downstream	1,135	360
Midstream	433	265
Corporate	34	25
Total 2017	3,000	3,500
* Rounded figures
(E): Estimate
(P): Projected

The midstream and downstream segments will complete ongoing projects and required maintenance, ensuring reliable, efficient and safe operations.

The funds required to finance the Ecopetrol S.A. investment plan will come from internal cash generation, with no need to incorporate additional net financing.

Under this plan, the Ecopetrol Group will continue to demonstrate its commitment to ethics, clean and safe operations and stronger ties to communities. Our operations will continue to give priority to excellence in HSE, our ongoing promotion of employee satisfaction and our commitment to development by all of our employees and stakeholders. Innovation and knowledge generation will be levers for growth.

Bogotá D.C., November 21, 2016

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co